03 DEC -1 AM 7:21

FOR IMMEDIATE RELEASE SUPPL

03037748

THE TORONTO STOCK EXCHANGE
Symbol: MRF

MOU... NCES STRONG THIRD QUARTER RESULTS

MONTREAL, Quebec, November 20, 2003 - Mount Real Corporation ("Mount Real") today announced its financial results for the third quarter ended September 30, 2003.

Revenues for the nine months ended September 30, 2003 were $27,570,174, a decrease of 7%, as compared to $29,587,450 in 2002. Net earnings for the nine-month period ended September 30, 2003, increased 9% to $8,847,887 compared to $8,128,608 for the same period in 2002. Earnings per share for the period were $0.99 compared to $0.94 in 2002.

Net earnings for the three months ended September 30, 2003 were $4,638,986 compared to $2,175,533 for the same period in 2002. The adjusted earnings per share for the quarter ended September 30, 2003 was $0.52 based on the weighted-average number of shares of 8,966,385 (8,626,476 in 2002) as compared to $0.23 in 2002.

Joseph Pettinicchio, the President commented: "We are pleased with the results achieved during the third quarter, given the increase of the Canadian dollar versus the US dollar and a continued tense geopolitical environment."

Mount Real's business is management accounting, information management and media services. Mount Real uses "TMI" Tactics Marketing Intelligence, a business intelligence system, for the management of proprietary and non-proprietary consumer databases. Mount Real is listed under the stock-trading symbol MRF on the Toronto Stock Exchange.

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PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Source: Lino P. Matteo, CMA
Chief Executive Officer

General Information: Kelly Leonard
Tel.: (514) 762-2500
Fax: (514) 762-6535
Web Site: www.mountreal.com
Email: kelly@mountreal.com